Frontera Group

8670 W. Cheyenne, Suite 120

Las Vegas, NV 89129

U.S. Securities & Exchange Commission                                                                                November 24, 2014

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn:     Stacie D. Gorman, Senior Counsel

Re:        Frontera Group Inc.

              Registration Statement on Form S-1

              Filed September 3, 2014

              File No. 333-198524

Dear Mr. Gorman:

Further to your letter dated October 27, 2014 concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

Registration Statement Cover Page

1. It appears that your operations are based in the Russian Federation. Please revise to provide the address and telephone number of your main office instead of the address of your registered agent. Please also revise your company information on EDGAR.

We do not conduct operations and do not offer our services to clients located in the Russian Federation. Although our directors are citizens of the Russian Federation, they conduct business and provide consulting services outside of the Russian Federation throughout Europe and the Americas. The company has no permanent locations (offices, warehouses, etc.) outside of the United States and conducts operations from its office in the United States. We have amended our company’s EDGAR information by replacing our registered agent address (311 West Third Street, Carson City, NV 89703) with our office address as follows: 8670 W. Cheyenne, Suite 120, Las Vegas, NV 89129.

Prospectus Cover Page

2. We note your revisions in response to comment 6 in our letter dated September 29, 2014. Please refer to Item 501(b)(8)(iii) of Regulation S-K and further revise to specifically disclose the date when the offering period will end.

We have provided the required disclosure.

Prospectus Summary

Our Company, page 5

3. We have considered your revisions in this section in response to comment 14 in our letter dated September 29, 2014. Please expand to further discuss the feasibility consulting services you provided. Please revise to discuss the full scope of services per the arrangement and compensation terms. Further, we note disclosure on page 33 that you rely on contractors to provide services. Please clarify the services provided by you and the services provided by third parties. Please disclose the compensation paid to the third parties. Additionally, please file the agreements with the clients and the third parties in accordance with Item 601(b)(10) of Regulation S-K, or tell us why you believe you are not required to file these agreements.

We have provided the required discussion. During the period from November 21, 2013 (inception) to June 30, 2014 we have commenced our operations and provided consulting services for non-affiliate clients. We invoiced our clients on hourly basis and did not sign written contracts with clients since it was a one-time engagement. All of our engagements for consulting services have been made in the ordinary course of business with non-affiliate parties and not on a continuous basis. Therefore, they do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

As of the date of our Registration Statement all services were provided by our directors without involvement of  third party contractors. We plan to work with contractors, subject to financing, upon successful completion of our offering. We have updated our disclosure on page 33 accordingly.

The Offering, page 7

4. Please revise in this section to also highlight the discharge of certain accounts payable, consistent with your revised disclosure in the Use or Proceeds section.

We have provided the required disclosure.

Risk Factors, page 8

5. Please expand your risk factors to address the risks of investing in a company based in the Russian Federation.

Our company is not based in the Russian Federation. We have expanded the risk factor section to address risks related to international operations.

Our Business

6. Please expand your disclosure to discuss the regulations applicable to companies based in the Russian Federation. Further, please discuss the impact these regulations may have on investors.

We do not conduct operations and do not offer our services to clients located in the Russian Federation. Therefore, regulations of the Russian Federation are not applicable to our company and have no impact on investors.

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In addition we have updated the financial statements section with the interim financial statements for the three-month period ended September 30, 2014.

Yours truly,

/s/ Michael Krichevcev

Michael Krichevcev